July 29, 2009
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	Van Kampen Equity Trust (the “Trust”) File Numbers 811-04805 and 033-08122
Dear Mr. Greene:
     Thank you for your telephonic comments received July 21, 2009 regarding the registration statement on Form N-1A filed on May 29, 2009 by Van Kampen Equity Trust (the “Registrant”) on behalf of each of its series, Van Kampen Asset Allocation Conservative Fund, Van Kampen Asset Allocation Moderate Fund, Van Kampen Asset Allocation Growth Fund, Van Kampen Core Equity Fund, Van Kampen Global Growth Fund, Van Kampen Leaders Fund, Van Kampen Mid Cap Growth Fund, Van Kampen Small Cap Growth Fund, Van Kampen Small Cap Value Fund, Van Kampen Utility Fund and Van Kampen Value Opportunities Fund (each a “Fund” and collectively, the “Funds”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 73 to Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about July 29, 2009.
General

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Mr. Larry Greene
July 29, 2009

Response 1	The Funds acknowledge the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.
Prospectuses

Comment 2	Please supplementally explain the basis in Form N-1A for the statement that appears immediately below the Table of Contents and note General Instruction C, 3(a) of Form N-1A, which states that Items 2 through 8 of the Form N-1A must appear in numerical order at the front of the prospectus, not to be preceded by any other Item except the Cover Page (Item 1) or a table of contents meeting the requirements of Rule 481(c) under the Securities Act. If there is no basis in the Form N-1A for such disclosure to appear below the Table of Contents, please move it to another location in the prospectus or delete it.

Response 2	The Funds have moved the disclosure to the “Purchase of Shares” section of each prospectus.

Comment 3	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 3	The Funds have added disclosure regarding general market volatility and the potential for new regulation to their prospectuses in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks.”

Comment 4	In the section entitled “Summary — Investment Objective/Goals,” please move any disclosure that is not the Fund’s investment objective to the section entitled “Summary — Principal Investment Strategies.”

Response 4	The Funds have moved the disclosure as requested.

Comment 5	In the last sentence of the first paragraph in the section entitled “Summary — Fees and Expenses of the Fund,” please add the reference to the page number of the Fund’s Statement of Additional Information where additional information regarding sales charge discounts may be found.

Response 5	The Funds have added the disclosure as requested.

Mr. Larry Greene
July 29, 2009

Comment 6	In the section entitled “Summary — Fees and Expenses of the Fund,” please revise the fee table consistent with the following:

(a) add an additional line item for Acquired Fund Fees and Expenses, if applicable,

(b) add the parenthetical “(as a percentage of net assets)” to the end of the line item “Maximum sales charge (load) imposed on reinvested dividends” as required by Item 3 of Form N-1A,

(c) replace the parenthetical “(for accounts under the Low Balance Amount)” in the line item “Account Maintenance (Low Balance) Fee (for accounts under the Low Balance Amount”) with the underlying substantive disclosure referenced in footnote 5,

(d) delete “such expenses are based on expenses incurred during the Fund’s fiscal year ended March 31, 2009” from the line heading “Annual Fund Operating Expenses,”

(e) delete all footnotes that are not required or permitted by Form N-1A.

Response 6	(a) For certain funds, the fees and expenses incurred indirectly by each Fund as a result of investments in shares of “acquired funds,” if any, are not expected to exceed 0.01% and thus, the line item is omitted and such amount, if any, is included in “other expenses” in the Expense Table pursuant to Instruction 3(f)(i) of Form N-1A. For the funds where the fees and expenses incurred indirectly by such Fund as a result of investments in shares of “acquired funds” are to expected to exceed 0.01%, such Funds have included the line item in the fee table as requested.

(b) The Funds have added the disclosure as requested.

(c) The Funds have added the disclosure as requested.

(d) The Funds have deleted the disclosure as requested.

(e) The Funds have deleted the disclosure as requested.

Mr. Larry Greene
July 29, 2009

Comment 7	With respect to the first paragraph after the footnotes to the fee table in the section entitled “Summary — Fees and Expenses of the Fund,” please add specific numbers or else delete the entire paragraph referenced.

Response 7	The Funds have deleted the disclosure from the Summary section of each Prospectus.

Comment 8	In the section entitled “Summary — Fees and Expenses of the Fund — Example,” please either delete the parenthetical in the second sentence of the second paragraph or delete the footnote following the second table in such section.

Response 8	The Funds have deleted the disclosure as requested.

Comment 9	In the section entitled “Summary — Portfolio Turnover,” please revise the disclosure to specifically use the language provided in Form N-1A.

Response 9	The Funds have revised the disclosure as requested.

Comment 10	In the section entitled “Summary — Investment Advisory Services,” please delete the second, third, fifth, sixth and seventh sentences of the first paragraph.

Response 10	The Funds have deleted the disclosure as requested.

Comment 11	In the section entitled “Summary — Investment Advisory Services — Portfolio management,” please delete the first and second sentence.

Response 11	The Funds have deleted the disclosure as requested.

Comment 12	In the section entitled “Summary — Purchase and Sale of Fund Shares,” please delete the following: (i) the first two paragraphs, (ii) the third sentence of the third paragraph, (iii) the fourth sentence of the third paragraph and (iv) the fourth sentence of the fourth paragraph.

Response 12	The Funds have deleted the disclosure as requested in items (i), (ii) and (iv) of your comment, but respectfully believe that item (iii) of your comment is specifically responsive to Item 6(a) of Form N-1A, which states “[d]isclose the Fund’s minimum initial or subsequent investment requirements.” The sentence that is referenced in item (iii) of your comment discloses the minimum and subsequent minimum amounts applicable to Class I Shares and Class R Shares

Mr. Larry Greene
July 29, 2009

and thus, the Funds respectfully believe that such disclosure should not be deleted.

Comment 13	In the section entitled “Summary — Payments to Broker-Dealers and Other Financial Intermediaries,” please revise the disclosure to specifically use the language provided in Form N-1A. In addition, please name each entity to which the Adviser and/or the Fund’s distributor may pay compensation.

Response 13	The Funds have revised the disclosure as requested to specifically use the language provided in Form N-1A. The Funds however, respectfully believe that Form N-1A does not require that they name in this section of the prospectus to which entities the Adviser and/or the Fund’s distributor may pay compensation and thus, have not added the requested disclosure. In addition, the entities to which the Adviser and/or the Fund’s distributor may pay compensation is typically a list of several hundred entities and thus, the Funds do not believe that is practical or desirable to list such entities in the summary portion of the Funds’ prospectuses.

Comment 14	On the back cover, please add the disclosure required by Item 1(b)(1) of Form N-1A.

Response 14	The Funds respectfully believe that the information required by Item 1(b)(1) of Form N-1A is currently on the back cover of each prospectus and thus, does not believe that additional disclosure is necessary.
Van Kampen Global Growth Fund — Prospectus Comments

Comment 15	Funds with names that include the word “global,” which suggests broad diversification throughout the world, should disclose policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. See Investment Company Act Release No. 24828 (January 17, 2001). Please ensure that the Fund’s policies are in accordance with the Staff’s aforementioned policy.

Response 15	The Fund has the following investment policy, which it believes is consistent with published Staff Guidance:

The Fund invests in securities of foreign issuers, and will invest in at least three countries (including the United States). The Fund invests primarily in securities of companies located in Europe, Japan, Asia, the Pacific Basin, Latin America, the Middle East, Africa, and the United States.

Mr. Larry Greene
July 29, 2009

The Fund notes also that as of its last annual report dated March 31, 2009 approximately 64% of the Fund’s assets were invested in twelve countries, not including the U.S.
Statement of Additional Information

Comment 16	Please add the exchange ticker symbols to the front cover of the Statement of Additional Information as required by Item 14 of Form N-1A.

Response 16	The Funds have added the requested disclosure.

Comment 17	Several Funds have an investment restriction which indicates that such Fund shall not invest more than 25% of its assets in a single industry, provided however, that this limitation excludes shares of other open-end investment companies owned by the Fund...(emphasis added). Please supplementally explain whether any of these funds invests a substantial portion of its assets in shares of other open-end investment companies.

Response 17	The Funds intend to comply with the limits imposed by Section 12(d) of the 1940 Act and the rules thereunder.

Comment 18	Several Funds have an investment restriction which indicates that such Fund shall not issue senior securities, borrow money from banks...in excess of 33 1/3% of the Fund’s total assets. Please supplementally explain the intent of the funds with respect to issuing senior securities.

Response 18	The Funds intend to comply with Section 18 of the 1940 Act with respect to the issuance of senior securities.
*      *      *
     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Greene
July 29, 2009

     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor